Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2017

Friedberg, Germany, March 29, 2018 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2017.

Highlights

•	Total revenues for the full year increased 3.8% to kEUR 23,178 from kEUR 22,338
•	Total revenues for the fourth quarter decreased 2.7% to kEUR 6,108 from kEUR 6,275
•	Systems revenues for the fourth quarter decreased 20.0% to kEUR 3,146 from kEUR 3,934
•	Services revenues for the fourth quarter increased 26.5% to kEUR 2,962 from kEUR 2,341
•	Total gross profit and gross profit margin for the fourth quarter increased to kEUR 2,446 from kEUR 1,254 and to 40% from 20%, respectively
•	First quarter ended March 31, 2018 revenue expected to be between kEUR 4,500 and kEUR 5,500
•	Reaffirm full year 2018 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “Our vision is clear: we want to replace conventional production by constantly pushing technological boundaries. We want to bring our 3D printing technology into fully automated mass manufacturing. Throughout 2017, we have made significant progress in this regard and I am incredibly enthusiastic about the solutions in our lineup. In 2018, we will continue the execution of our strategy, so you can reasonably expect more innovations and more partnerships with a strong focus on bringing these innovations to their full potential.”

Fourth Quarter 2017 Results

Revenues for the fourth quarter of 2017 decreased by 2.7% to kEUR 6,108 compared to kEUR 6,275 in the fourth quarter of 2016.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 20.0% to kEUR 3,146 in the fourth quarter of 2017 from kEUR 3,934 in last year’s fourth quarter. The Company delivered one new and three used and refurbished 3D printer in the fourth quarter of 2017, compared to six new 3D printers delivered in last year’s fourth quarter. The decrease in revenue was mainly due to the lower number of printer sales. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 51.5% of total revenues in the fourth quarter of 2017 compared to 62.7% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 26.5%, to kEUR 2,962 in the fourth quarter of 2017 from kEUR 2,341 in the comparative period of 2016.  This was mainly due to higher revenue contribution from our subsidiaries, voxeljet America Inc. (“voxeljet America”) and voxeljet China Co. Ltd (“voxeljet China”), which was established during the second quarter of 2016. The increase in revenue at our American and Chinese service centers resulted from a growing market penetration in the respective sales regions which is accompanied by a bigger customer base. In addition, revenue contribution from our German service center significantly increased. Revenue from our subsidiary voxeljet UK Ltd. (“voxeljet UK”) almost remained on the same level compared to the last year’s same period.

Cost of sales was kEUR 3,662 for the fourth quarter of 2017 compared to kEUR 5,021 for the fourth quarter of 2016.

Gross profit was kEUR 2,446 in the fourth quarter of 2017 compared to kEUR 1,254 in the fourth quarter of 2016.

Gross profit for our Systems segment increased to kEUR 1,059 in the fourth quarter of 2017 from kEUR 379 in the fourth quarter of 2016. The gross profit margin for this segment increased to 33.7% in the fourth quarter of 2017 compared to 9.6% in the fourth quarter of 2016.  The improvement mainly relates to the reserve for slow-moving inventory which was established in the fourth quarter of 2016 amounting to kEUR 954, recognized in cost of sales. Due to the reduction of work in progress resulting from the adjustment of production according to the market demand, the reserve has partially been reversed within the business year 2017 impacting the fourth quarter of 2017 by an amount of kEUR 191.

Gross profit for our Services segment increased to kEUR 1,387 in the fourth quarter of 2017 from kEUR 875 in the fourth quarter of 2016. This was mainly due to the increase in revenues. The gross profit margin for this segment increased to 46.8% in the fourth quarter of 2017 from 37.4% in the fourth quarter of 2016. The gross profit and gross profit margin contribution from voxeljet China significantly improved. The German service center contributed higher gross profit while gross profit margin remained approximately on the same level. Gross profit contribution from voxeljet America as well as voxeljet UK remained almost unchanged.

Selling expenses were kEUR 2,074 for the fourth quarter of 2017 compared to kEUR 1,638 in the fourth quarter of 2016. The increase of kEUR 436 was mainly related to increased personnel expenses related to higher headcount for our sales force.

Administrative expenses were kEUR 1,427 for the fourth quarter of 2017 compared to kEUR 1,200 in the fourth quarter of 2016. The increase was mainly related to higher consulting fees in connection with the preparation of several financing activities.

Research and development (“R&D”) expenses decreased to kEUR 1,574 in the fourth quarter of 2017 from kEUR 1,840 in the fourth quarter of 2016. The decrease of kEUR 266 was mainly due to lower expenses related to material and external services for various projects compared to the last year’s same period. Those expenses are usually driven by individual projects and might differ on a quarter to quarter comparison.

Other operating expenses in the fourth quarter of 2017 were kEUR 239 compared to kEUR 35 in the prior year period. This was mainly related to higher losses from foreign currency transactions, which were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiary.

Other operating income was kEUR 235 for the fourth quarter of 2017 compared to kEUR 569 in the fourth quarter of 2016. The decrease was mainly due to lower gains from foreign currency transactions, which were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiary.

Operating loss was kEUR 2,633 in the fourth quarter of 2017, compared to an operating loss of kEUR 2,890 in the comparative period in 2016. The improvement was mainly due to higher gross margin from both the Systems and the Services segments. Additionally the research and development expenses decreased. This was partially offset by increased selling expenses as well as administrative expenses.

Financial result was a positive of kEUR 253 in the fourth quarter of 2017, compared to a negative financial result of kEUR 71 in the comparative period in 2016. This was mainly due to finance income from the revaluation of the embedded derivative related to the Performance Participation Interest in connection with the first tranche of the loan received by the European Investment Bank.

Net loss for the fourth quarter of 2017 was kEUR 2,460 or EUR 0.66 per share, as compared to net loss of kEUR 2,961, or EUR 0.80 per share, in the fourth quarter of 2016.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss is EUR 0.13 per ADS for the three months ended December 31, 2017, compared to EUR 0.16 per ADS from the comparative period of 2016.

Year Ended December 31, 2017 Results

Revenues for the year ended December 31, 2017 increased by 3.8% to kEUR 23,178 compared to kEUR 22,338 in the prior year period.

Systems revenues were kEUR 11,534 year ended December 31, 2017 compared to kEUR 13,081 in last year’s period. The Company sold ten new and five used and refurbished 3D printers during the year ended December 31, 2017 compared to fifteen new and three used and refurbished 3D printers in the prior year period. The decrease in Systems revenues was mainly due to the lower number of 3D printer sales. Systems revenues represented 49.8% of total revenue for the year ended December 31, 2017 compared to 58.6% for the last year’s same period.

Services revenues were kEUR 11,644 for the year ended December 31, 2017 compared to kEUR 9,257 for the same period last year. This increase was mainly due to a higher revenue contribution from the German operation and our subsidiaries voxeljet America and voxeljet China, which was established during the second quarter of 2016. The main driver for the increase is the German operation, showing growth which was approximately three times the increase from voxeljet America and voxeljet China. The increase in revenue at our German service center is due to the robust economy on the European market. The revenue growth at our American service center resulted from a growing market penetration in the respective sales regions, accompanied by a bigger customer base. This was partially offset by a lower revenue contribution from voxeljet UK.

Cost of sales for the year ended December 31, 2017 was kEUR 13,824, a decrease of kEUR 1,611, or 10% compared to cost of sales amounting to kEUR 15,435 for the same period in 2016.

Gross profit and gross margin for the year ended December 31, 2017 were kEUR 9,354 and 40.4%, respectively, compared to kEUR 6,903 and 30.9%, respectively, in the prior year period.

Gross profit for our Systems segment increased to kEUR 3,921 for the year ended December 31, 2017 from kEUR 3,197 in the same period of 2016. The gross profit margin for this segment increased to 34.0% compared to 24.4% for the prior period. The improvement within the System segment was mainly related to the reduction in the reserve for slow-moving inventory with a positive impact of kEUR 515 in 2017, compared to a charge to cost of sales in 2016 of kEUR 954.

Due to the reduction of work in progress resulting from the adjustment of production according to the market demand, the reserve has partially been reversed within the business year 2017 with an amount of kEUR 515.

Gross profit for our Services segment increased to kEUR 5,433 for the year ended December 31, 2017 from kEUR 3,706 in the same period of 2016. The gross profit margin for this segment increased to 46.7% for the year ended December 31, 2017 from 40.0% for the same period in 2016. In our Services segment, we received higher gross profit contribution from the German operation, our subsidiaries voxeljet America, as well as voxeljet China. Gross profit from voxeljet America improved due to a higher utilization rate of our service center.

Selling expenses were kEUR 6,474 for the year ended December 31, 2017 compared to kEUR 5,312 in the same period in 2016, a increase of kEUR 1,162, or 21.9%. This was related to higher personnel expenses in connection with an increase in headcount.

Administrative expenses increased by kEUR 566, or 12.4% to kEUR 5,129 for the year ended December 31, 2017 from kEUR 4,563 in the prior year period. This increase is mainly due to higher expenses for the preparation of several financing activities.

Research and development expenses slightly decreased to kEUR 5,528 for the year ended December 31, 2017 from kEUR 5,683 in the same period in 2016, a decrease of kEUR 155, or 2.7%.

Other operating expenses for the year ended December 31, 2017 were kEUR 1,844 compared to kEUR 3,881 in the prior year period. This improvement was mainly due to the one-time impairment charges of kEUR 1,423 recorded in the third quarter of 2016. Foreign currency losses amounted to kEUR 1,585 for the year ended December 31, 2017, compared to kEUR 2,077 in the same period in 2016.

The losses from foreign currency transactions were primarily driven by the valuation of the intercompany loans granted by the parent company to our US and UK subsidiaries.

Other operating income was kEUR 1,001 for the year ended December 31, 2017 compared to kEUR 1,417 in the prior year period. The decrease was mainly due to lower gains from foreign currency transactions of kEUR 135 in 2017 compared to kEUR 645 in 2016.

Net loss for the year ended December 31, 2017 was kEUR 8,525, or EUR 2.29 per share, as compared to net loss of kEUR 11,313, or EUR 3.04 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the year ended December 31, 2017. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.46 per ADS for the year ended December 31, 2017 compared to net loss of EUR 0.61 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2018 is projected to be in the range of kEUR 4,500 to kEUR 5,500. We expect to release our financial results for the first quarter of 2018 after the closing of the financial markets on Thursday, May 17, 2018 and we will host a conference call and webcast to review the results for the quarter on Friday, May 18, 2018 at 8:30 a.m. Eastern Time.

We reaffirm our guidance for the full year ended December 31, 2018.

-	Revenue is expected to be in the range of kEUR 28,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 11,000 and kEUR 12,000 and R&D expenses expected to be between approximately kEUR 5,000 to kEUR 6,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-	Adjusted EBITDA is expected to be neutral-to-positive in 2018. Adjusted EBITDA excludes the impact of foreign exchange valuations.
-	Capital expenditures are projected to be in the range of kEUR 5,500 to kEUR 6,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2017 was kEUR 2,770, which represents four 3D printers. This compares to a backlog of kEUR 3,784 representing five 3D printers, at December 31, 2016. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2017, we had cash and cash equivalents of kEUR 7,569 and held kEUR 14,044 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2017 on Friday, March 30, 2018 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2017 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13677245. The recording will be available for replay through April 6, 2018.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1183989&tp_key=19ed902f66 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1993 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2017.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2017	2016
	(€ in thousands)
Current assets	37,774	37,506
Cash and cash equivalents	7,569	7,849
Financial assets	14,044	12,579
Trade receivables	5,093	4,133
Inventories	9,539	11,213
Income tax receivables	3	8
Other assets	1,526	1,724

Non-current assets	29,257	24,633
Financial assets	357	211
Intangible assets	1,111	842
Property, plant and equipment	27,698	23,521
Investments in joint venture	39	--
Other assets	52	59

Total assets	67,031	62,139

	Year Ended December 31,
	2017	2016
	(€ in thousands)
Current liabilities	6,576	5,517
Deferred income	271	332
Trade payables	3,059	1,765
Financial liabilities	1,162	1,297
Other liabilities and provisions	2,084	2,123

Non-current liabilities	16,537	5,086
Deferred income	18	177
Deferred tax liabilities	66	1
Financial liabilities	16,413	4,817
Other liabilities and provisions	40	91

Equity	43,918	51,536
Subscribed capital	3,720	3,720
Capital reserves	76,227	75,827
Accumulated deficit	(37,480)	(28,971)
Accumulated other comprehensive income	1,380	873
Equity attributable to the owners of the company	43,847	51,449
Non-controlling interests	71	87

Total equity and liabilities	67,031	62,139

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2017	2016	2017	2016
	(€ in thousands, except share and share data)
Revenues	6,108	6,275	23,178	22,338
Cost of sales	(3,662)	(5,021)	(13,824)	(15,435)
Gross profit	2,446	1,254	9,354	6,903
Selling expenses	(2,074)	(1,638)	(6,474)	(5,312)
Administrative expenses	(1,427)	(1,200)	(5,129)	(4,563)
Research and development expenses	(1,574)	(1,840)	(5,528)	(5,683)
Other operating expenses	(239)	(35)	(1,844)	(3,881)
Other operating income	235	569	1,001	1,417
Operating loss	(2,633)	(2,890)	(8,620)	(11,119)
Finance expense	(100)	(95)	(190)	(230)
Finance income	353	24	365	38
Financial result	253	(71)	175	(192)
Loss before income taxes	(2,380)	(2,961)	(8,445)	(11,311)
Income tax expense	(80)	--	(80)	(2)
Net loss	(2,460)	(2,961)	(8,525)	(11,313)
Other comprehensive income (loss)	108	(99)	505	1,111
Total comprehensive loss	(2,352)	(3,060)	(8,020)	(10,202)

Loss attributable to:
Owner of the Company	(2,458)	(2,955)	(8,509)	(11,287)
Non-controlling interests	(2)	(6)	(16)	(26)
	(2,460)	(2,961)	(8,525)	(11,313)

Total comprehensive loss attributable to:
Owner of the Company	(2,350)	(3,054)	(8,004)	(10,176)
Non-controlling interests	(2)	(6)	(16)	(26)
	(2,352)	(3,060)	(8,020)	(10,202)

Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)	(0.66)	(0.80)	(2.29)	(3.04)

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(8,525)	(11,313)
Depreciation and amortization	3,163	2,542
Foreign currency exchange differences on loans to subsidiaries	1,056	1,092
Impairment losses on goodwill and intangible assets	--	1,130
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	--	256
Share-based compensation expense	386	--
Impairment losses on trade receivables	237	367
Change in investment in joint venture	11	--
Change in fair value of the Performance Participation Interest	17	--
Change in derivative equity forward	(352)	--
Change in inventory allowance	(515)	954
Proceeds from customer loans	--	10
Deferred income taxes	79	--
Loss on disposal of assets	15	46

Change in working capital	(2,654)	(8,422)
Trade and other receivables, inventories and current assets	(2,978)	(6,784)
Trade payables	629	(27)
Other liabilities and provisions and deferred income	(310)	(1,657)
Income tax payable/receivables	5	46
Total	(7,082)	(13,338)

Cash Flow from investing activities

Decrease in Restricted Cash	206	--
Proceeds from disposal of property, plant and equipment and intangible assets	--	14
Payments to acquire property, plant and equipment and intangible assets	(3,374)	(3,700)
Proceeds from disposal of financial assets	4,077	34,979
Payments to acquire financial assets	(5,542)	(15,827)
Investment in Joint Venture	(50)	--
Total	(4,683)	15,466

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(166)	(159)
Repayment of sale and leaseback obligation	(384)	(535)
Repayment of finance lease obligation	(51)	(36)
Repayment from long-term debt	(732)	(378)
Proceeds of long-term debt	12,612	4,724
Total	11,279	3,616

Net increase (decrease) in cash and cash equivalents	(486)	5,744

Cash and cash equivalents at beginning of period	7,849	2,086
Changes to cash and equivalents due to foreign exchanges rates	206	19
Cash and cash equivalents at end of period	7,569	7,849

Supplemental Cash Flow Information
Interest paid	206	201
Interest received	16	39
Income taxes paid	--	2

Property, plant and equipment added under finance lease	123	57

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2017	2016	2017	2016
	(€ in thousands, except gross profit margin)
Revenues
Systems	3,146	3,934	11,534	13,081
Services	2,962	2,341	11,644	9,257
Total revenues	6,108	6,275	23,178	22,338

Cost of sales
Systems	(2,087)	(3,555)	(7,613)	(9,884)
Services	(1,575)	(1,466)	(6,211)	(5,551)
Total cost of sales	(3,662)	(5,021)	(13,824)	(15,435)

Gross profit
Systems	1,059	379	3,921	3,197
Services	1,387	875	5,433	3,706
Total gross profit	2,446	1,254	9,354	6,903

Gross profit margin (%)
Systems	33.7%	9.6%	34.0%	24.4%
Services	46.8%	37.4%	46.7%	40.0%
Total gross profit margin (%)	40.0%	20.0%	40.4%	30.9%